May 21, 2015
VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Attn: William H. Thompson, Accounting Branch Chief
Attn: Robyn Manuel, Staff Accountant
100 F Street, NE
Washington, D.C. 20549
Office: 202-551-3344

Re:     Calpian, Inc.
Form 10-K Transition Report for Fiscal Year Ended March 31, 2014
Filed August 11, 2014
Form 8-K Filed April 9, 2015
Response dated April 9, 2015
File No. 0-53997

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated April 27, 2015 (the “SEC Letter #4”) relating to the above captioned reports filed by Calpian, Inc. (“Calpian” or the “Company”). The Company’s responses to the SEC Letter #4 are set forth below. On even dated herewith and in connection with the following responses, the Company submitted to the Staff, as an EDGAR correspondence, an amendment (the “Form 10-K/A”) to its Form 10-K Transition Report for the fiscal year ended March 31, 2014.
The numbers of the responses in this letter correspond to the number of the Staff’s comments as set forth in the SEC Letter #4.

500 N. Akard Street, Ste 2850, Dallas, Texas 75201 Office: 214-758-8600

Calpian, Inc. Response to SEC Letter #4 Dated 04-27-15	Page 2 May 21, 2015

Form 10-K Transition Report for Fiscal Year Ended March 31, 2014

Consolidated Statements of Cash Flows, page 29

1.
We reviewed your response to comment 3. Please confirm that in future periodic filings, including the pending amendment to Form 10-KT for the fiscal year ended March 31, 2014, you will present on a gross basis in the statements of cash flows: the purchase of Pipeline Data Inc. and the related financing of this purchase as well as the purchase of the office building in India and related borrowings from the Union Bank of India. It appears you did not provide such gross cash flows presentation in your recent filing on Form 10-Q for the fiscal quarter ended December 31, 2014.

Response

In response to your comment, the Company has revised its presentation of its Statements of Cash Flows regarding the Purchase of Pipeline Data Inc. in Form 10-KT/A for the fiscal year ended March 31, 2014. Additionally, the Company confirms gross presentation will be disclosed in the Company’s future periodic filings.

In response to your comment regarding the Company’s Purchase of Office Building in India, the Company confirms this purchase was a both a cash and non-cash investing transaction recorded in accordance with ASC 230-10-50-4. The Company financed a portion of the purchase through a mortgage term loan with the Union Bank of India in the amount of $2,254,500 during May 2014. The remaining purchase price of $1,386,902 was a cash payment for a total purchase price of $3,641,402. The Company confirms the purchase has been presented on a gross basis within its Unaudited Condensed Consolidated Statements of Cash Flows on Form 10-Q for the fiscal quarter ended December 31, 2014. The $2,245,500 is recorded within the Supplement Information Schedule in the line item ‘Bank financing purchase of fixed assets’.

The following reconciliation details the ‘Purchase of Property Plant and Equipment’ line item within the Investing Activities section for the Nine Months Ended December 31, 2014 of the Unaudited Condensed Consolidated Statements of Cash Flows on Form 10-Q for the fiscal quarter ended December 31, 2014.

Purchase of Property Plant and Equipment per Investing Activities section of Cash Flow Statement	$1,472,050
Supplemental Cash Flow: non-cash bank financing office building in India (Money-On-Mobile)	2,254,500
Total Gross Value of PPE additions during year ended March 31, 2015	3,726,550
Total Money-on-Mobile building value as of March 31, 2015 (purchased May 2014)	3,641,402
Purchase of Property Plant and Equipment by Calpian Commerce and Calpian Inc. (excluding, Money-On-Mobile)	$85,148

Calpian, Inc. Response to SEC Letter #4 Dated 04-27-15	Page 3 May 21, 2015

Notes to Consolidated Financial Statements, page 33
3 - Business Acquisitions, page 37
Money-on-Mobile, page 37

2.
We reviewed your response to comment 4 and we re-issue the portions of the comment related to additional disclosures required by ASC 805. Please note that the measurement period, or period of time you have to adjust provisional amounts associated with a purchase business combination, should not exceed one year from the acquisition date. Therefore, it appears the measurement period for this particular acquisition ended on January 6, 2014 and the continued references to preliminary valuations in your correspondence dated April 9, 2015 do not appear to be appropriate. Please also note that after the measurement period ends, you should revise the accounting for a business combination only to correct an error in accordance with ASC 250. Refer to ASC 805-10-25-13 through 25-19.

Response
The Company has expanded its disclosures in Note 3 in Form 10-KT/A for the fiscal year ended March 31, 2014 related to the consideration transferred at each stage of the step acquisition. This additional disclosure includes the acquisition-date fair value of the cash and common stock consideration transferred at each stage of the step acquisition, including the consideration transferred on January 6, 2014 when the Company obtained a majority interest in DPPL. The values determined by Management were based on the fair value of the Company’s equity interest held just prior to obtaining control plus the fair value of the consideration transferred on January 6, 2014, the date the Company obtained control.
The goodwill associated with the DPPL Acquisition is attributable to numerous factors, including providing the Company with entry into one the world’s largest mobile payments markets with a developed workforce who has business and country-specific knowledge, an established and growing agent distribution network, positive customer experiences and a business plan with numerous growth strategies. The Company’s financial profile has been enhanced by creating a company with penetration into a new market with significant growth opportunity, greater operating leverage and revenue enhancements. It also creates a company with greater cash flow generation, accelerating our ability to execute on our growth strategies. The DPPL Acquisition disclosure in Note 3 to the Form 10-KT/A for the fiscal year ended March 31, 2014 has been updated accordingly.
The Company hired an outside firm to assist in the valuation of both the CLPI and minority interest of DPPL. The Company acknowledges and applied the guidance for business combinations of ASC 805-10-25-13 through 25-19 relating to accounting changes outside of a one year measurement period. The Company confirms its final valuation for both its DPPL equity interest and non-controlling interest, immediately prior to acquisition, resulted in no material errors requiring the application of ASC 250 accounting treatment.
Lastly, the determination of the identifiable intangible assets was finalized and resulted in no difference in estimated fair value. The Company has expanded its disclosures in Note 3 in Form 10-KT/A for the fiscal year ended March 31, 2014 related to disclosing the allocation of indefinite lived intangible assets.

Calpian, Inc. Response to SEC Letter #4 Dated 04-27-15	Page 4 May 21, 2015

Form 8-K filed April 9, 2015

3.
We note the auditor’s reports refer to having conducted the audits in accordance with auditing standards generally accepted in India. Please note that the audits must be conducted, at a minimum, in accordance with, and the audit report must refer to, U.S. generally accepted auditing standards. Alternatively, the audit may be conducted and the audit reports may refer to the standards of the Public Company Accounting Oversight Board (United States). Please amend you filing to provide auditor’s reports which comply with this guidance.

The Company acknowledges Rule 2-02 of Regulation S-X requirement that audits referenced must be conducted, at a minimum, in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”). The auditor’s reports within the financial statements for the year ended March 31, 2013 for DPPL and MMPL are unable to be revised due to insufficient knowledge and level of expertise of U.S. GAAS by our external audit firm based in India. As a small reporting company, with an absence of high volume of public investors and nominal trading interest, we respectfully request relief from the reporting requirements for this specific filing.

4.
We note the financial statements of DPPL and MMPL presented to comply with Rule-8-04 of Regulation S-X are prepared using Indian GAAP. Please note these financial statements must include a reconciliation to U.S. GAAP if the significance of the acquired businesses exceeds 30%, which appears to be the case. The reconciliation need only comply with Item 17 of Form 20-F, as opposed to Item 18 of Form 20-F. Please revise the financial statements accordingly or otherwise advise as to why you think the reconciliations are not required. Please note that this comment also relates to the unaudited pro forma condensed combined financial information included in Form 8-K/A filed April 14, 2015.

The Company acknowledges the reconciliation provided pursuant to Item 17 of Form 20-F must be included in its notes to the financial statements and, accordingly, must be considered by the auditor when expressing an opinion of the financial statements taken as a whole. The Company has performed a thorough internal evaluation of differences between Indian GAAP and U.S. GAAP. For identified U.S. GAAP differences, the Company assessed both relevance and materiality for both the financial statements for the year ended March 31, 2013 and its unaudited pro forma condensed combined financial information included in Form 8-K/A filed April 14, 2015.
As a result of the Company’s analysis, there were no U.S. GAAP differences that have a material impact on the financial statement line items impacting net income, balance sheet or statement of cash flows. This analysis included review of all significant accounting policies including (but not exhaustive) revenue and expense recognition, fair value, intangibles and asset impairment. The Company also confirms that this analysis will be performed at each reporting period going forward, as future periods may require U.S. GAAP reconciliation disclosure, if material.

Calpian, Inc. Response to SEC Letter #4 Dated 04-27-15	Page 5 May 21, 2015

Please do not hesitate to contact the undersigned or the Company’s counsel, Mr. Jay Yamamoto at (646) 810-0604, if you have any questions or comments.

Thank you.

Very sincerely,

Scott S. Arey	Harold H. Montgomery
Chief Financial Officer	Chief Executive Officer
Calpian, Inc. [Ticker: CLPI]	Calpian, Inc. [Ticker: CLPI]
sarey@calpian.com	hmontgomery@calpian.com
214-758-8615 Direct	214-758-8603 Direct

Cc:	Darrin M. Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP